UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

GIBRALTAR INDUSTRIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	0-22462	16-1445150
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3556 Lake Shore Road P.O. Box 2028 Buffalo, New York	14219-0228
(Address of principal executive offices)	(Zip Code)

Jeffrey J. Watorek Vice President and Treasurer (716) 826-6500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for fiscal year ended

Section 1 – Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
Gibraltar Industries, Inc. (“Gibraltar” or “the Company”) has evaluated its current product lines and determined that certain products that we manufacture or contract to manufacture contain tin, tungsten, tantalum, or gold, which are necessary to the functionality or production of the Company’s products into which these minerals have been incorporated. Rule 13p-1 and Form SD established under the Securities Exchange Act of 1934 defines these minerals as “conflict minerals” and, as a result, the Company is required to conduct in good faith, a reasonable country of origin inquiry that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of Congo or an adjoining country or are from recycled or scrap sources. Accordingly, Gibraltar is filing this disclosure, along with a Conflict Minerals Report referred to below.

Conflict Minerals Disclosure
The Company has engaged and is continuing to engage in a due diligence process, including surveying our direct suppliers via an industry-standard based survey template for conflict minerals, to try to determine the sources of the conflict minerals, used in our products and which are purchased through a complex supply chain.
Based on information provided by our suppliers and our due diligence efforts, we do not have sufficient information to conclusively determine the countries of origin of all the Necessary Conflict Minerals in the products described above or whether the Necessary Conflict Minerals were from recycled or scrap sources.
The Conflict Minerals Report required by Item 1.01 of Form SD is filed as Exhibit 1.01 hereto and is publicly available at www.gibraltar1.com under the heading “Investors” and the sub-heading “Financial Analysis & SEC Filings.”
The reference to any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 24, 2022

GIBRALTAR INDUSTRIES, INC.

/s/ Jeffrey J. Watorek
Jeffrey J. Watorek
Vice President and Treasurer